SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of  March, 2008

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant's name into English)

Rua Martiniano de Carvalho, 851 - 21 andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes            No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item
1.	Press Release entitled "Telecomunicações de São Paulo S.A. - Telesp - Announces the Reverse's Proposal of the Company's Bylaws" dated on March 11, 2008.

March 11, 2008 (01 page)
For more information, please contact:
Norair Ferreira do Carmo
Telesp, São Paulo, Brazil
Tel.: (55-11) 3549-7200
Fax: (55-11) 3549-7202
E-mail:ritelefonica@telefonica.com.br
URL: www.telefonica.com.br

(São Paulo, Brazil – March 11, 2008) Telecomunicações de São Paulo S/A – TELESP (NYSE: TSP; BOVESPA: TLPP) hereby proposes submit to the Board of Directors, and being approved by the General Shareholders´ Meeting, the present reverse’s proposal of the Company’s Bylaws that aims increase from 15 (fifteen) to 17 (seventeen) the maximum number of members that may be part of the Company’s Board of Directors.

In accordance to “Lei das Sociedades por Ações”, the Board of Directors will be composed of, at least, 3 (three) members, and the Company’s Bylaws must determine the number of Directors or the maximum allowed. As a consequence, it will be necessary to adapt the caput of the article 14 of the Company’s Bylaws, that will have the following writing:

“Art.14: The Board of Directors shall be made up of, at least, 5 (five) and the maximum of 17 (seventeen) members, who may be shareholders of the Company, to be elected and deprived of the board by General Shareholders, in accordance to the applicable law, is considered in this number the member elected by the preferred shareholders under contents of paragraph of the article 9 of the Company’s Bylaws and the member elected from the shareholders, where appropriate.”

This present propose, to increase the maximum number of members of the Board of Directors, is justified because of the stature of the company, the volume of business and the huge importance of it’s activities.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date:	March 11, 2008	By:	/s/ Norair Ferreira do Carmo
		Name:	Norair Ferreira do Carmo
		Title:	Investor Relations Director